MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

May 2, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  MetLife Investors USA Separate Account A
     MetLife Investors USA Insurance Company
     File Nos. 333-186205 and 811-03365 ("Registration Statement") SEC Accession No. 0001193125-13-024002
     (Form RW - Registration Withdrawal Request)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, MetLife Investors USA Insurance Company ("MLI USA") and MetLife Investors USA Separate Account A (the "Registrant") hereby request the withdrawal of Registrant's initial registration statement on Form N-4 for the Series C (offered on and after __________, 2013) Contracts (the "Contracts"), SEC File No. 333-186205, filed with the Securities and Exchange Commission on January 25, 2013.

MLI USA and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because MLI USA has determined not to sell the Contracts. Therefore, MLI USA and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact Thomas Conner of Reed Smith LLP at (212) 414-9208.

Sincerely,

MetLife Investors USA Insurance Company

By:  /s/ Gregory E. Illson
     --------------------------------
     Gregory E. Illson
     Vice President

MetLife Investors USA Separate Account A

By:  MetLife Investors USA Insurance Company

By:  /s/ Gregory E. Illson
     --------------------------------
     Gregory E. Illson
     Vice President

cc:  W. Thomas Conner, Esq.
     John B. Towers, Esq.
     Michele H. Abate, Esq.